Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation
Jupiter Wellness Investments Inc.	Florida
Bonk Holdings, LLC	Nevada
Yerbae Brands Corp	Province of British Columbia